SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April, 2009
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒
     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Date: April 23, 2009	By:	Signed: Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

Release: Immediate, April 23, 2009
CANADIAN PACIFIC ANNOUNCES FIRST-QUARTER RESULTS
CALGARY — Canadian Pacific Railway Limited (TSX/NYSE: CP) announced first-quarter earnings results today of $0.39 per share. This is a decrease of 34 per cent from first-quarter 2008 earnings per share of $0.59. Excluding foreign exchange gains and losses on long-term debt and other specified items, earnings per share were $0.34 for first-quarter 2009 compared with $0.75 in 2008, a decrease of 55 per cent. Declining freight traffic volume, resulting from the global economic downturn, was the primary cause of the decrease in earnings.
“As we experienced rapidly declining volumes in the quarter, we successfully reduced variable expenses while delivering consistent service to our customers,” said Fred Green, President and CEO. “The unprecedented temporary decline in traffic in some of our key markets (as measured by carloads), particularly potash (-70%), Canadian coal (-30%), and automotive (-43%) has resulted in more than 2,400 employee layoffs to date.”
“In addition, the work announced in November to improve efficiency and sustainably transform our fixed cost structure is progressing well. We continue to build the strength of the CP franchise through our recent equity issue and asset sales, reinforcing our balance sheet and improving our strategic and financial flexibility,” added Mr. Green.
SUMMARY OF FIRST-QUARTER 2009 COMPARED WITH FIRST-QUARTER 2008 (PRO FORMA)
For the first-quarter of 2009, the results of the Dakota, Minnesota & Eastern Railroad (DM&E) are fully consolidated with CP’s results. For comparison, first-quarter 2008 results are presented on a pro forma basis. In the first quarter of 2008 DM&E earnings were reported as equity income, and pro-forma comparisons are provided in order to aid in the evaluation of the underlying earnings trends. Financial data presented on a pro forma basis, a non-GAAP measure, redistributes DM&E’s operating results from an equity income basis of accounting to a line-by-line consolidation of DM&E revenues and expenses.
EXCLUDING FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS:
•	Income decreased 54 per cent to $54 million from $116 million

•	Total revenues decreased 13 per cent to $1.07 billion from $1.23 billion, on a pro forma basis

•	Operating expenses were $931 million a decrease of eight per cent from $1.01 billion, on a pro forma basis
Freight revenues were down 13 per cent in the first-quarter on sharply declining volumes and lower fuel recoveries due to lower fuel prices, with five of seven business lines experiencing double digit decreases in revenues on a pro forma basis. The decreases were partially offset by the favourable impact of the weaker Canadian dollar on U.S. dollar denominated revenues, as well as solid pricing.
Operating expenses decreased eight per cent, on a pro forma basis, in the first quarter resulting from lower volumes, lower fuel prices and CP’s continuing focus on managing costs. These reductions were partially offset by the unfavourable impact of the weaker Canadian dollar on U.S. dollar denominated operating expenses.

2009 CAPITAL PROGRAM
CP plans to reduce its capital program in 2009 to $720 million to $740 million, a decrease from the original outlook of $800 million to $820 million. This is compared with the capital program for the full year 2008 of $1.0 billion, on a pro forma basis. This 2009 outlook assumes an average currency exchange rate of $1.25 per U.S. dollar (US$0.80).
FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS
CP had a net foreign exchange loss on long-term debt of $0.2 million (a gain of $8.4 million after tax) in the first quarter of 2009, compared with a net foreign exchange loss on long-term debt of $16.3 million ($10.6 million after tax) in the first quarter of 2008.
As part of a consolidated financing strategy, CP structures its U.S. dollar long-term debt in different taxing jurisdictions. As well, a portion of this debt is designated as a net investment hedge against net investment in U.S. subsidiaries. As a result, the tax on foreign exchange gains and losses on long-term debt in different taxing jurisdictions can vary significantly.
In the first quarter of 2008, CP adjusted the estimated fair value of investments in Canadian Non-Bank Asset Backed Commercial Paper (ABCP) and took a charge of $21 million ($15 million after tax). There were no adjustments to the fair value of ABCP in the first quarter of 2009 or other specified items in the first-quarter of 2009.
Presentation of non-GAAP earnings
CP presents non-GAAP earnings measures in this news release to provide an additional basis for evaluating underlying earnings and liquidity trends in its business that can be compared with prior periods’ results of operations. When foreign exchange gains and losses on long-term debt and other specified items are excluded from diluted earnings per share, income and income tax expense, these are non-GAAP measures. Additional non-GAAP measures include Operating income, Capital program and Financial data on a pro forma basis.
These non-GAAP earnings measures exclude foreign currency translation effects on long-term debt, which can be volatile and short term. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data. In addition, these non-GAAP measures exclude other specified items (described below) that are not a part of CP’s normal ongoing revenues and operating expenses.
Diluted earnings per share, excluding foreign exchange gains and losses on long-term debt and other specified items, is referred to in this news release as “adjusted diluted earnings per share”. Revenues less operating expenses are referred to as “Operating Income” and Additions to property is referred to as “Capital Program”.
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities.
Financial data on a pro forma basis redistributes the DM&E operating results originally reported on an equity income basis of accounting to a line-by-line consolidation of DM&E revenues and expenses. Doing so provides a comparable measure for periods in 2008 that preceded the Surface Transportation Board’s approval of the change of control of the DM&E on October 30, 2008 following that approval, the results were fully consolidated with CP’s operations.
The non-GAAP earnings measures described in this news release have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions, including the potential adverse impact of the current global credit crisis; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods, timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including ABCP; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release. These more specific factors are identified and discussed in the Outlook section and elsewhere in this news release with the particular forward-looking statement in question.
Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.

Contacts: Media	Investment Community
Mike LoVecchio	Janet Weiss, Assistant Vice-President Investor Relations
Tel.: (778) 772-9636	Tel.: (403) 319-3591
email: mike_lovecchio@cpr.ca	email: investor@cpr.ca

CONSOLIDATED STATEMENT OF INCOME
(in millions, except per share data)

	For the three months
	ended March 31
	2009	2008
		Restated
		(see Note 2)
	(unaudited)
Revenues

Freight	$1,050.2	$1,124.4
Other	20.5	22.5

	1,070.7	1,146.9

Operating expenses

Compensation and benefits	340.9	328.3
Fuel	171.0	230.2
Materials	68.8	65.5
Equipment rents	53.7	45.9
Depreciation and amortization	132.4	119.9
Purchased services and other	164.5	159.1

	931.3	948.9

Revenues less operating expenses	139.4	198.0

Equity income in Dakota, Minnesota & Eastern Railroad Corporation (Note 10)	—	11.0
Less:
Other charges (Note 5)	7.5	6.7
Loss in fair value of Canadian third party asset-backed commercial paper (Note 10)	—	21.3
Foreign exchange losses on long-term debt	0.2	16.3
Net interest expense (Note 6)	72.4	59.9

Income before income tax expense	59.3	104.8

Income tax (recovery) expense (Note 7)	(3.2)	14.1

Net income	$62.5	$90.7

Basic earnings per share (Note 8)	$0.39	$0.59

Diluted earnings per share (Note 8)	$0.39	$0.59

See notes to interim consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions)

	For the three months
	ended March 31
	2009	2008
		Restated
		(see Note 2)
	(unaudited)
Comprehensive income

Net income	$62.5	$90.7

Other comprehensive income

Unrealized foreign exchange gain (loss) on:

Translation of the net investment in U.S. subsidiaries	57.9	46.3

Translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment U.S. subsidiaries	(60.0)	(43.0)

Change in derivatives designated as cash flow hedges

Realized gain on cash flow hedges settled in the period	4.2	(3.0)

Decrease in unrealized holding gains on cash flow hedges	(0.2)	(5.7)

Realized gain on cash flow hedges settled in prior periods	(0.1)	(0.1)

Other comprehensive income (loss) before income taxes	1.8	(5.5)

Income tax recovery	6.5	8.0

Other comprehensive income	8.3	2.5

Comprehensive income	$70.8	$93.2

See notes to interim consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(in millions)

	March 31	December 31
	2009	2008
		Restated
		(see Note 2)
	(unaudited)
Assets
Current assets
Cash and cash equivalents (Note 4)	$566.5	$117.6
Accounts receivable	569.3	647.4
Materials and supplies	191.8	215.8
Future income taxes	80.9	76.5
Other	86.2	65.7

	1,494.7	1,123.0

Investments (Note 10)	151.4	151.1
Net properties	12,714.6	12,576.3
Assets held for sale (Note 11)	79.0	39.6
Other assets	1,352.6	1,326.1
Goodwill and intangible assets	245.0	237.2

Total assets	$16,037.3	$15,453.3

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	$132.0	$150.1
Accounts payable and accrued liabilities	967.2	1,034.9
Income and other taxes payable	47.0	42.2
Dividends payable	41.6	38.1
Long-term debt maturing within one year	65.3	44.0

	1,253.1	1,309.3

Deferred liabilities	854.0	865.2
Long-term debt	4,785.0	4,685.8
Future income taxes	2,640.7	2,610.0

Shareholders’ equity
Share capital (Note 12)	1,718.2	1,220.8
Contributed surplus	35.1	40.2
Accumulated other comprehensive income	86.6	78.3
Retained income	4,664.6	4,643.7

	6,504.5	5,983.0

Total liabilities and shareholders’ equity	$16,037.3	$15,453.3

Commitments and contingencies (Note 17).

Certain of the comparative figures have been reclassified in order to be consistent with the 2009 presentation.

See notes to interim consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions)

	For the three months
	ended March 31
	2009	2008
		Restated
		(see Note 2)
	(unaudited)
Operating activities
Net income	$62.5	$90.7
Add (deduct) items not affecting cash:
Depreciation and amortization	132.4	119.9
Future income taxes	(8.4)	(4.6)
Loss in fair value of Canadian third party asset-backed commercial paper (Note 10)	—	21.3
Foreign exchange losses on long-term debt	0.2	16.3
Amortization and accretion charges	3.3	2.5
Equity income, net of cash received	—	(9.4)
Restructuring and environmental remediation payments (Note 9)	(8.5)	(13.7)
Pension funding, net of expense	(21.1)	(12.2)
Other operating activities, net	8.6	(14.5)
Change in non-cash working capital balances related to operations	(11.8)	(37.7)

Cash provided by operating activities	157.2	158.6

Investing activities
Additions to properties	(138.0)	(127.4)
Additions to investments and other assets	—	(134.7)
Additions to investment in Dakota, Minnesota & Eastern Railroad Corporation (Note 10)	—	(6.3)
Net proceeds (costs) from disposal of transportation properties	0.9	(2.5)

Cash used in investing activities	(137.1)	(270.9)

Financing activities
Dividends paid	(38.0)	(34.5)
Issuance of CP Common Shares (Note 12)	495.8	12.2
Net decrease in short-term borrowing	(18.1)	(163.0)
Repayment of long-term debt	(13.3)	(10.6)

Cash provided by (used in) financing activities	426.4	(195.9)

Effect of foreign exchange fluctuations on U.S. dollar-denominated cash and cash equivalents	2.4	1.4

Cash position
Increase (decrease) in cash and cash equivalents	448.9	(306.8)
Cash and cash equivalents at beginning of period	117.6	378.1

Cash and cash equivalents at end of period	$566.5	$71.3

Cash and cash equivalents comprised of:
Cash	$7.7	$9.9
Short term investments	558.8	61.4

Cash and cash equivalents at end of period	$566.5	$71.3

Certain of the comparative figures have been reclassified in order to be consistent with the 2009 presentation.

See notes to interim consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions)

	(in millions of dollars)
			Accumulated
	Share	Contributed	other	Retained
(unaudited)	Capital	Surplus	comprehensive income	income

Balance at December 31, 2008, as previously reported	$1,220.8	$40.2	$78.3	$4,654.1
Adjustment for change in accounting policy (Note 2)				(10.4)

Balance at December 31, 2008, as restated				$4,643.7
Net Income				62.5
Other comprehensive income (loss)			8.3
Dividends				(41.6)
Shares issued (Note 12)	488.9
Stock compensation (recovery) expense		(3.5)
Stock compensation related to shares issued under stock option plans	8.5	(1.6)

Balance at March 31, 2009	$1,718.2	$35.1	$86.6	$4,664.6

Balance at December 31, 2007, as previously reported	$1,188.6	$42.4	$39.6	$4,187.3
Adjustment for change in accounting policy (Note 2)				(7.4)

Balance at December 31, 2007, as restated				$4,179.9
Net Income				90.7
Other comprehensive income (loss)			2.5
Dividends				(38.0)
Stock compensation expense		4.5
Stock compensation related to shares issued under stock option plans	21.8	(8.4)

Balance at March 31, 2008	$1,210.4	$38.5	$42.1	$4,232.6

See notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(unaudited)
1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CP”, “the Company” or “Canadian Pacific Railway”) 2008 annual consolidated financial statements, except as discussed below and in Note 2 for the adoption of new accounting standards. They do not include all disclosures required under Generally Accepted Accounting Principles for annual financial statements and should be read in conjunction with the annual consolidated financial statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

2	New accounting changes

Goodwill and intangible assets

In February 2008, the CICA issued accounting standard Section 3064 “Goodwill, and intangible assets”, replacing accounting standard Section 3062 “Goodwill and other intangible assets” and accounting standard Section 3450 “Research and development costs”. Section 3064, which replaces Section 3062, establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section was applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the new standards for its fiscal year beginning January 1, 2009. The provisions of Section 3064 were adopted retrospectively, with restatement of prior periods.

As a result of this adoption, the Company has retroactively expensed certain expenditures related to a pre-operating period of a facility, rather than recording them as assets in “Other assets” and “Net properties”. The adoption of Section 3064 resulted in a reduction to opening retained income of $7.4 million at January 1, 2008 and $10.4 million at January 1, 2009. For the three months ended March 31, 2008, the adoption of this section resulted in an increase to “Purchased services and other” expense of $0.2 million and a decrease to “Income tax expense” of $0.1 million. There was no impact on basic or diluted earnings per share.

Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009 the Emerging Issues Committee (“EIC”) issued a new abstract EIC 173 “Credit risk and the fair value of financial assets and financial liabilities”. This abstract concludes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining the fair value of financial assets and financial liabilities, including derivative instruments.

This abstract is to apply to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this abstract did not impact the Company’s financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(unaudited)
3	Future accounting changes

Business combinations, consolidated financial statements and non-controlling interests

In January 2009, the CICA issued three new standards:

Business combinations, Section 1582

This section replaces the former Section 1581 “Business combinations” and provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 “Business Combinations” (January 2008). The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities; and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are also to be expensed.

Consolidated financial statements, Section 1601 and Non-controlling interests, Section 1602 These two sections replace Section 1600 “Consolidated financial statements”. Section 1601 “Consolidated financial statements” carries forward guidance from Section 1600 “Consolidated financial statements” with the exception of non-controlling interests which are addressed in a separate section. Section 1602 “Non-controlling interests” is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27 “Consolidated and Separate Financial Statement” (January 2008). This standard requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions.

All three standards are effective January 1, 2011, at which time Canadian public companies will have adopted either IFRS or, for certain public companies, U.S. GAAP, as permitted by Canadian securities regulations. As such, adoption of these standards by the Company is not expected unless they are early adopted. Early adoption is permitted, however, the early adoption of one of the three standards would require adoption of the other two standards. Should the Company engage in a business combination prior to 2011, consideration will be given to the potential impact of the early adoption of these standards.

International Financial Reporting Standards (“IFRS”)

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that publicly accountable enterprises will be required to adopt IFRS in place of Canadian GAAP for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011, unless, as permitted by Canadian securities regulations, Securities and Exchange Commission registrants, such as CP, were to adopt U.S. GAAP on or before this date. At this time the impact on the Company’s future financial position and results of operations is not reasonably determinable. CP is currently assessing appropriate accounting policies under IFRS in comparison to U.S. GAAP. This assessment will determine whether CP adopts IFRS or U.S. GAAP. In addition, accounting system requirements are being developed for the adoption of either IFRS or U.S. GAAP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(unaudited)
4	Cash and cash equivalents

	March 31	December 31
(in millions)	2009	2008

Cash	$7.7	$11.3
Short term investments
Government guaranteed investments	481.6	—
Deposits with financial institutions	77.2	106.3

Total cash and cash equivalents	$566.5	$117.6

All cash is invested in accordance with Board approved policies which require minimum ratings. Government and financial institutions meet these standards if they carry AA or A1 ratings, or the equivalent, from at least two credit rating agencies.

5	Other charges

	For the three months
	ended March 31
(in millions)	2009	2008

Amortization of discount on restructuring accruals	$1.1	$0.2
Amortization of discount on worker’s compensation accrual	1.3	1.3
Other exchange losses	3.1	1.3
Charges on sale of accounts receivable	—	1.6
Finance operating costs & capital structure admin	2.0	2.3

Total other charges	$7.5	$6.7

6	Net interest expense

	For the three months
	ended March 31
(in millions)	2009	2008

Interest expense	$73.3	$64.7
Interest income	(0.9)	(4.8)

Total net interest expense	$72.4	$59.9

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(unaudited)
7	Income taxes

During the three months ended March 31, 2009, legislation was substantively enacted to reduce British Columbia provincial income tax rates. As a result of these changes, the Company recorded a $11.2 million benefit in future tax liability and income tax expense for the three months ended March 31, 2009, related to the revaluation of its future income tax balances as at December 31, 2008.

During the three months ended March 31, 2008, legislation was substantively enacted to reduce provincial income tax rates. As a result of these changes, the Company recorded a $10.6 million benefit in future tax liability and income tax expense for the three months ended March 31, 2008, related to the revaluation of its future income tax balances as at December 31, 2007.

Cash taxes paid for the three months ended March 31, 2009, was $3.3 million (three months ended March 31, 2008 — cash taxes paid was $44.8 million).

8	Earnings per share

At March 31, 2009, the number of shares outstanding was 168.0 million (March 31, 2008 — 153.6 million) (see Note 12).

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPRL shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money options would be used to purchase Common Shares at the average market price for the period.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months
	ended March 31
(in millions)	2009	2008

Weighted average shares outstanding	160.9	153.5
Dilutive effect of stock options	0.3	1.3

Weighted average diluted shares outstanding	161.2	154.8

(in dollars)
Basic earnings per share	$0.39	$0.59
Diluted earnings per share	$0.39	$0.59

During the three months ended March 31, 2009, the weighted-average number of options excluded from the computation of diluted earnings per share because their effect was not dilutive was 3,393,217 (three months ended March 31, 2008 — 621,717).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(unaudited)
9	Restructuring and environmental remediation

At March 31, 2009, the provision for restructuring and environmental remediation was $251.0 million (December 31, 2008 — $251.2 million). This provision primarily includes labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program.

Set out below is a reconciliation of CP’s liabilities associated with restructuring and environmental remediation programs:

Three months ended March 31, 2009

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1			Amortization	Exchange	Mar. 31
(in millions)	2009	Accrued	Payments	of Discount	Impact	2009

Labour liability for terminations and severances	$99.6	0.9	(6.9)	1.7	0.9	$96.2

Other non-labour liabilities for exit plans	0.5	—	—	—	—	0.5

Total restructuring liability	100.1	0.9	(6.9)	1.7	0.9	96.7

Environmental remediation program	151.1	1.0	(1.6)	—	3.8	154.3

Total restructuring and environmental remediation liability	$251.2	1.9	(8.5)	1.7	4.7	$251.0

Three months ended March 31, 2008

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1			Amortization	Exchange	Mar. 31
(in millions)	2008	Accrued	Payments	of Discount	Impact	2008

Labour liability for terminations and severances	$129.2	—	(12.3)	1.1	0.9	$118.9

Other non-labour liabilities for exit plans	0.8	—	(0.2)	—	—	0.6

Total restructuring liability	130.0	—	(12.5)	1.1	0.9	119.5

Environmental remediation program	104.0	0.9	(1.2)	—	1.8	105.5

Total restructuring and environmental remediation liability	$234.0	0.9	(13.7)	1.1	2.7	$225.0

Amortization of Discount is charged to income as “Other Charges”, “Compensation and Benefits” and “Purchased Services and Other” as applicable. New accruals and adjustments to previous accruals are reflected in “Compensation and Benefits” and “Purchased Services and Other” as applicable.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(unaudited)
10   Investments

	March 31	December 31
(in millions of Canadian dollars)	2009	2008

Other rail investments accounted for on an equity basis	$50.0	$48.4
Asset backed commercial paper	72.7	72.7
Other investments	28.7	30.0

Total investments	$151.4	$151.1

Dakota, Minnesota & Eastern Railroad Corporation (“DM&E”)

Dakota, Minnesota and Eastern Railroad Corporation was acquired on October 4, 2007 and is wholly-owned by the Company. The purchase was subject to review and approval by the U.S. Surface Transportation Board (“STB”), during which time the shares of DM&E were placed in a voting trust. The STB approved the purchase effective on October 30, 2008, at which time the Company assumed control of the DM&E. Subsequent to October 30, 2008 the results of DM&E are consolidated with the Company on a line-by-line basis.

The Company accounted for its investment in DM&E using the equity method until the acquisition was approved by the STB and the Company assumed control. Equity income from the Company’s investment in DM&E, which is recorded net of tax, was $11.0 million during the three months ended March 31, 2008, and is recorded in “Equity income in Dakota, Minnesota & Eastern Railroad Corporation” on the Consolidated Statement of Income.

Loss in Fair Value of Canadian Third Party Asset-backed Commercial Paper (“ABCP”)

At March 31, 2009 the Company held replacement long-term floating rate notes issued as a result of the restructuring discussed below. At December 31, 2008, the Company held the original ABCP issued by a number of trusts with an original cost of $143.6 million. At the dates the Company acquired these investments, they were rated R1 (High) by DBRS Limited (“DBRS”), the highest credit rating issued for commercial paper, and backed by R1 (High) rated assets and liquidity agreements. These investments matured during the third quarter of 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity nor have they traded in an active market since. As a result, the Company classified its ABCP as held for trading long-term investments after initially classifying them as Cash and cash equivalents. The long-term floating rate notes received in replacement of ABCP have also been classified as held for trading long-term investments.

On January 12, 2009, a Canadian Court granted an order for the implementation of a restructuring plan for the ABCP and the restructuring was completed on January 21, 2009. As a result CP received the following new, replacement long-term floating rate notes with a total settlement value of $142.8 million, as follows:
•	$12.4 million Master Asset Vehicle (“MAV”) 3 Class 9 Traditional Asset (“TA”) Tracking notes represented by traditional securitized assets. These long-term floating rate notes have expected repayments over approximately seven years;

•	$118.2 million MAV 2 notes with eligible assets represented by a combination of leveraged collateralized debt, synthetic assets and traditional securitized assets with expected repayments over approximately five to eight years:
•	Class A-1: $59.3 million

•	Class A-2: $45.9 million

•	Class B: $8.3 million

•	Class C: $3.5 million

•	Class 14: $1.2 million

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(unaudited)
10	Investments (continued)

Loss in Fair Value of Canadian Third Party Asset-backed Commercial Paper (“ABCP”) (continued)
•	$12.2 million MAV 2 Ineligible Asset (“IA”) Tracking notes representing assets that have an exposure to US mortgages and sub-prime mortgages with expected repayments over approximately four to 20 years.
•	Class 3: $0.5 million

•	Class 6: $5.5 million

•	Class 7: $3.4 million

•	Class 8: $0.2 million

•	Class 13: $2.6 million
The difference between the original cost of $143.6 million and the settlement value of $142.8 million is expected to be received as interest. While it was expected that certain notes, including MAV 3 class 9, MAV 2 Class A-1, MAV 2 Class A-2, MAV 2 Class 3 and MAV 2 Class 13, may receive a rating by DBRS no rating has, at this time, been given to these notes.

The valuation technique used by the Company to estimate the fair value of its investment in long-term floating rate notes at March 31, 2009 and ABCP at December 31, 2008, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The assumptions used in determining the estimated fair value reflect the details included in the Information Statement issued by the pan-Canadian restructuring committee and subsequent court-appointed Monitor’s Reports, the terms of the notes issued in the restructuring and the risks associated with the long-term floating rate notes. The interest rates and maturities of the various long-term floating rate notes and ABCP, discount rates and credit losses modelled at March 31, 2009 and December 31, 2008, respectively are:

March 31, 2009
Probability weighted average interest rate	0.6%
Weighted average discount rate	8.2%
Expected repayments of long-term floating rate notes	four to 20 years
Credit losses	MAV 3 Class 9 notes: nil
MAV 2 eligible asset notes: nil to 100%
MAV 2 ineligible asset notes: 25%

December 31, 2008
Probability weighted average interest rate	2.2%
Weighted average discount rate	9.1%
Expected repayments of ABCP notes	five to eight years, other than certain tracking notes to be paid down on restructuring
Credit losses	Notes expected to be rated (1): nil to 25%
Notes not expected to be rated (2): 25 to 100%

(1)	TA Tracking, Class A-1 and Class A-2 senior notes and IA Tracking notes.

(2)	Class B and Class C subordinated notes and IA Tracking notes.
Interest rates and credit losses vary by each of the different replacement long-term floating rate notes as each has different risks. Interest rates and credit losses also vary by the different probable cash flow scenarios that have been modelled.

Discount rates vary dependent upon the credit rating of the replacement long-term floating rate notes. Discount rates have been estimated using Government of Canada benchmark rates plus expected spreads for similarly rated instruments with similar maturities and structure.

The expected repayments vary by different replacement long-term floating rate notes as a result of the expected maturity of the underlying assets.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(unaudited)
10	Investments (continued)

Loss in Fair Value of Canadian Third Party Asset-backed Commercial Paper (“ABCP”) (continued)

One of the cash flow scenarios modelled is a liquidation scenario whereby recovery of the Company’s investment is through the liquidation of the underlying assets of the ABCP trusts. While the likelihood is remote, there remains a possibility that a liquidation scenario may occur even following the successful restructuring of the ABCP.

The probability weighted discounted cash flows resulted in an estimated fair value of the Company’s ABCP of $72.7 million at March 31, 2009 (December 31, 2008 — $72.7 million). As the estimated fair value was unchanged during the quarter, no amounts were charged to income (first quarter 2008 — $21.3 million charge against income).

Sensitivity analysis is presented below for key assumptions:

	Change in fair value
(in millions)	of long- term floating rate notes
Interest rate
50 basis point increase	$2.7
50 basis point decrease	$0.7	(1)

Discount rate
50 basis point increase	$(2.4)
50 basis point decrease	$2.5

(1)	A decrease in interest rates of 50 basis points would result in certain notes earning negative interest. As a result, for those notes, a zero coupon rate has been assumed for sensitivity purposes.
Continuing uncertainties regarding the value of the assets which underlie the long-term floating rate notes and the amount and timing of cash flows and the outcome of the restructuring could give rise to a further material change in the value of the Company’s investment in long-term floating rate notes which could impact the Company’s near-term earnings.

11	Assets held for sale

	March 31	December 31
(in millions)	2009	2008

Track and roadway	$12.9	$12.9
Land and building	21.6	21.6
Rolling stock	5.1	5.1
Joint venture assets (Note 17)	39.4	—

Total assets held for sale	$79.0	$39.6

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(unaudited)
12	Shareholders’ equity

An analysis of Common Share balances is as follows:

	For the three months
	ended March 31
(millions of shares)	2009	2008

Share capital, beginning of period	153.8	153.3

Shares issued under stock option plans	0.3	0.3

Shares issued	13.9	—

Share capital, end of period	168.0	153.6

On February 3, 2009, CP filed a final prospectus offering for sale to the public, primarily in Canada and the U.S., up to 13,900,000 CP common shares at a price of $36.75. The offering closed on February 11, 2009, at which time CP issued 13,900,000 common shares, including 1,300,000 common shares issued under the provisions of an over-allotment option available to the underwriters of the common share offering, for gross proceeds of approximately $511 million (proceeds net of fees and issue costs are $488.9 million).

13	Financial instruments

Foreign exchange forward contracts

In June 2007, the Company entered into a currency forward to set the exchange rate on US$400 million 6.250% Notes due 2011. This derivative guarantees the amount of Canadian dollars that the Company will repay when its US$400 million 6.25% Note matures in October 2011. During the three months ended March 31, 2009, the Company recorded a gain of $14.1 million (three months ended March 31, 2008 — $13.9 million) to “Foreign exchange (gain) loss on long-term debt” related to the currency forward. In addition, during the first quarter of 2009, CP unwound US$25 million of the US$400 million currency forward for total proceeds of $4.5 million which will be settled in the second quarter of 2009. At March 31, 2009, the unrealized gain on the remaining currency forward of $66.9 million (December 31, 2008 — $57.3 million) was included in “Other assets”.

Stock-based compensation expense management

To minimize the volatility to compensation expense created by changes in share price, the Company entered into a Total Return Swap (“TRS”) to reduce the volatility and total cost to the Company over time of four types of stock-based compensation programs: share appreciation rights (“SARs”), deferred share units (“DSUs”), restricted share units (“RSUs”) and performance share units (“PSUs”). These are derivatives that provide price appreciation and dividends, in return for a charge by the counterparty. The swaps were intended to minimize volatility to “Compensation and benefits expense” by providing a gain to substantially offset increased compensation expense as the share price increases and a loss to offset reduced compensation expense when the share price falls. When stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be offset by any compensation expense reductions, which would reduce the effectiveness of the swap.

“Compensation and benefits expense” on our Statement of Consolidated Income included a loss on these swaps of $10.7 million in the first quarter of 2009 (2008 — unrealized gain of $2.7 million). With the dramatic drop in share prices over the past quarters, the volatility associated with the ineffectiveness of the TRS increased, which resulted in higher compensation expenses. During the first quarter of 2009, in order to improve the effectiveness of the TRS in mitigating the volatility of stock-based compensation programs, CP unwound a portion of the program for a total cost of $31.1 million to be settled in the second quarter of 2009. This amount is included in “Accounts payable and accrued liabilities” at March 31, 2009. CP will continue to adjust the number of TRS units held to match more closely the underlying compensation programs. At March 31, 2009, the unrealized loss on the remaining TRS of $47.5 million was included in “Deferred liabilities” on our Consolidated Balance Sheet (December 31, 2008 — $67.9 million).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(unaudited)
13	Financial instruments (continued)

Fuel price management

At March 31, 2009, the Company had crude futures contracts, which are accounted for as cash flow hedges, to purchase approximately 135,000 barrels during the remainder of 2009 at average quarterly prices of US$38.19 per barrel. This represents approximately 3% of estimated fuel purchases for the remainder of 2009. At March 31, 2009, the unrealized gain on these forward contracts was CAD$2.6 million (December 31, 2008 — CAD$3.2 million) and was reflected in “Other” current assets with the offset, net of tax, reflected in “AOCI” on our Consolidated Balance Sheet.

At March 31, 2009, the Company had no remaining diesel swaps (December 31, 2008 — unrealized loss of CAD$4.5 million).

At March 31, 2009, the Company had FX forward contracts (in conjunction with the crude purchases above), which are accounted for as cash flow hedges, totalling US$4.6 million for the remainder of 2009 at exchange rates ranging from 1.2284 to 1.2306. At March 31, 2009, the unrealized gain on these forward contracts was CAD$0.1 million (December 31, 2008 — loss of CAD$0.1 million) and was recognized in “Other” current assets with the offset, net of tax, reflected in “AOCI” on our Consolidated Balance Sheet.

For the three months ended March 31, 2009, “Fuel expense” was increased by $5.7 million as a result of realized losses arising from settled swaps. During the quarter, there were minimal losses realized on FX forward contracts. For the three months ended March 31, 2008, “Fuel expense” was reduced by $3.9 million as a result of realized gains of $4.6 million arising from settled swaps, partially offset by realized losses of $0.7 million arising from settled FX forward contracts.

Credit risk

Credit risk refers to the possibility that a customer or counterparty will fail to fulfil its obligations under a contract and as a result, create a financial loss for the Company. The Company’s credit risk regarding its investment in long-term floating rate notes are discussed in more detail in Note 10.

Credit risk management

The railway industry services predominantly financially established customers and the Company has experienced limited financial loss with respect to credit risk. The credit worthiness of customers is assessed using credit scores supplied by a third party, and through direct monitoring of their financial well-being on a continual basis. The Company establishes guidelines for customer credit limits and should thresholds in these areas be reached, appropriate precautions are taken to improve collectibility. Pursuant to their respective terms, accounts receivable are aged as follows at March 31, 2009:

	March 31,	December 31,
(in millions)	2009	2008

Up to date	$398.9	$394.8
Under 30 days past due	102.2	163.0
30-60 days past due	22.4	33.7
61-90 days past due	11.5	17.5
Over 91 days past due	24.6	29.7

	559.6	638.7
Non trade receivables	9.7	8.7

Total accounts receivable	$569.3	$647.4

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(unaudited)
13	Financial instruments (continued)

Counterparties to financial instruments expose the Company to credit losses in the event of non-performance. Counterparties for derivative and cash transactions are limited to high credit quality financial institutions, which are monitored on an ongoing basis. Counterparty credit assessments are based on the financial health of the institutions and their credit ratings from external agencies. With the exception of ABCP, the Company does not anticipate non-performance that would materially impact the Company’s financial statements.

With the exception of ABCP, the Company believes there are no significant concentrations of credit risk. The maximum exposure to credit risk can be taken from our financial assets values reported in the table reconciling the carrying value positions of the Company’s financial instruments with Consolidated Balance Sheet categories.

14	Stock-based compensation

In the first quarter of 2009, under CP’s stock option plans, the Company issued 747,800 options to purchase Common Shares at the weighted average price of $36.29 per share, based on the closing price on the grant date. In tandem with these options, 747,450 stock appreciation rights were issued at the weighted average exercise price of $36.29.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date. Other options only vest if certain performance targets are achieved and expire approximately five years after the grant date.

In the first quarter of 2009, the Company issued 401,380 Performance Share Units (“PSUs”). PSUs vest and are settled in cash approximately three years after the grant date contingent upon CP’s performance (performance factor). The expense related to the PSUs is accrued based on the price of Common Shares at the end of the period and the anticipated performance factor, over the vesting period. In the first quarter of 2009, the expense recognized for PSUs was $3.9 million.

The following is a summary of the Company’s fixed stock option plans as of March 31 (including options granted under the Directors’ Stock Option Plan, which was suspended in 2003):

	2009		2008
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	7,671,143	$49.52	6,981,108	$43.97
New options granted	747,800	36.29	1,335,500	71.69
Exercised	(248,325)	27.92	(361,225)	33.66
Forfeited/cancelled	(149,225)	59.47	(26,275)	34.83

Outstanding, March 31	8,021,393	$48.77	7,929,108	$49.14

Options exercisable at March 31	5,121,843	$42.58	4,775,458	$38.18

Compensation expense is recognized over the vesting period for stock options issued since January 1, 2003, based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model.

Under the fair value method, the fair value of options at the grant date was $5.4 million for options issued in the first quarter of 2009 (first quarter of 2008 — $14.0 million). The weighted average fair value assumptions were approximately:

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(unaudited)
14	Stock-based compensation (continued)

	For the three months
	ended March 31
	2009	2008

Expected option life (years)	5.00	4.38
Risk-free interest rate	2.14%	3.54%
Expected stock price volatility	30%	22%
Expected annual dividends per share	$0.99	$0.99
Weighted average fair value of options granted during the quarter	$7.24	$15.13

15	Pensions and other benefits

The total benefit cost for the Company’s defined benefit pension plans and post-retirement benefits for the three months ended March 31, 2009, was $11.1 million (three months ended March 31, 2008 — $18.2 million).

16	Significant customer

During the first quarter of 2009, one customer comprised 8.7% of total revenue (first quarter of 2008 — 11.5%). At March 31, 2009, that same customer represented 4.8% of total accounts receivable (March 31, 2008 — 6.5%).

17	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damage to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at March 31, 2009, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

On March 31, 2009, the Company entered into a transaction that is subject to regulatory approval and which sells, to its existing partner, a portion of its investment in the Detroit River Tunnel Partnership (“DRTP”), reducing the Company’s ownership from 50% to 16.5%. The proceeds from this transaction will be $110 million plus contingent proceeds of $22 million based on achieving certain future freight volume through the tunnel. Upon regulatory approval, the Company will discontinue proportional consolidation and will account for its investment in the DRTP under the equity method of accounting effective April 1, 2009. The quantification of the gain on this transaction has not yet been finalized.

Capital commitments

At March 31, 2009, the Company had multi-year capital commitments of $711.0 million, mainly for locomotive overhaul agreements, in the form of signed contracts. Payments for these commitments are due in 2009 through 2028.

Operating lease commitments

At March 31, 2009, minimum payments under operating leases were estimated at $1,072.9 million in aggregate, with annual payments in each of the next five years of: 2009 — $131.9 million; 2010 — $149.9 million; 2011 — $128.1 million; 2012 — $115.3 million; 2013 — $97.9 million.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(unaudited)
17	Commitments and contingencies (continued)

Guarantees

At March 31, 2009, the Company had residual value guarantees on operating lease commitments of $217.9 million. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At March 31, 2009, these accruals amounted to $7.1 million.

18	Capital disclosures

The Company monitors capital using a number of key financial metrics, including:
o	total debt to total capitalization; and

o	interest-coverage ratio: earnings before interest and taxes (“EBIT”) to interest expense.
Both of these metrics have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

The calculations for the aforementioned key financial metrics are as follows:

Total debt to total capitalization
Total debt, which is a non-GAAP measure, is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing. This sum is divided by total debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.

Interest-coverage ratio
EBIT, which is a non-GAAP measure that is calculated, on a twelve month rolling basis, as revenues less operating expenses, less other charges, plus equity income in DM&E, divided by interest expense. The ratio excludes changes in the estimated fair value of the Company’s investment in ABCP as these are not in the normal course of business.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009
(unaudited)
18	Capital disclosures (continued)

The following table illustrates the financial metrics and their corresponding management targets currently in place:

(in millions)	Management targets	March 31, 2009	March 31, 2008

Long-term debt		$4,785.0	$4,267.6
Long-term debt maturing within one year		65.3	31.1
Short-term borrowing		132.0	66.7

Total debt(1)		$4,982.3	$4,365.4

Shareholders’ equity		$6,504.5	$5,523.6
Total debt		4,982.3	4,365.4

Total debt plus equity(1)		$11,486.8	$9,889.0

Revenues less operating expenses(2)		$993.8	$1,132.4
Less:
ABCP		(28.1)	(42.8)
Other charges		(23.5)	(31.5)
Plus:
Equity income in DM&E		40.3	23.3

EBIT(1)(2)		$982.5	$1,081.4

Total debt		$4,982.3	$4,365.4
Total debt plus equity		$11,486.8	$9,889.0

Total debt to total capitalization(1)	No more than 50.0%	43.4%	44.1%

EBIT		$982.5	$1,081.4
Interest expense		$273.6	$217.4

Interest-Coverage Ratio(1)(2)	No less than 4.0	3.6	5.0

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

(2)	The balance is calculated on a rolling twelve-month basis.
The Company remains in compliance with all external financial covenants.

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two fiscal years. The objectives are reviewed on an annual basis and financial metrics and their management targets are monitored on a quarterly basis. In the first quarter of 2009, the Company changed one of its measures used to monitor capital from net-debt to net-debt-plus-equity ratio to total debt to total capitalization to better align with a more common convention. The interest-coverage ratio has decreased during the twelve-month period ending March 31, 2009 due to a reduction in year-over-year earnings and an increase in interest expense associated with the debt assumed in the acquisition of the DM&E. The interest coverage ratio for the period is below the management target provided, however, the Company believes that this is a temporary result that is a consequence of the global recession that occurred during the period. The Company expects the ratio to improve above the target as volumes recover.

In addition, CP issued 13,900,000 common shares generating proceeds of $488.9 million and monetized certain assets to reduce indebtedness and further augment its cash position due to ongoing uncertainty around the timing of the economic recovery.

The Company is also subject to a financial covenant of funded debt to total capitalization in the revolver loan agreement. Performance to this financial covenant is well within permitted limits.

Summary of Rail Data (1)
(Reconciliation of GAAP earnings to non-GAAP earnings on page 2)

	First Quarter
	2009	2008 (1) (2)	Fav/(Unfav)%

Financial (millions, except per share data)
Revenues
Freight revenue	$1,050.2	$1,124.4	$(74.2)	(6.6)
Other revenue	20.5	22.5	(2.0)	(8.9)

	1,070.7	1,146.9	(76.2)	(6.6)

Operating expenses
Compensation and benefits	340.9	328.3	(12.6)	(3.8)
Fuel	171.0	230.2	59.2	25.7
Materials	68.8	65.5	(3.3)	(5.0)
Equipment rents	53.7	45.9	(7.8)	(17.0)
Depreciation and amortization	132.4	119.9	(12.5)	(10.4)
Purchased services and other	164.5	159.1	(5.4)	(3.4)

	931.3	948.9	17.6	1.9

Revenues less operating expenses	139.4	198.0	(58.6)	(29.6)

Equity income in Dakota, Minnesota & Eastern Railroad Corporation (DM&E)	—	11.0	(11.0)	(100.0)

Less:

Other charges	7.5	6.7	(0.8)	(11.9)
Loss in fair value of Canadian third party asset-backed commercial paper	—	21.3	21.3	100.0
Foreign exchange losses on long-term debt	0.2	16.3	16.1	98.8
Net interest expense	72.4	59.9	(12.5)	(20.9)

Income before income tax expense	59.3	104.8	(45.5)	(43.4)
Income tax (recovery) expense	(3.2)	14.1	17.3	122.7

Net income	$62.5	$90.7	$(28.2)	(31.1)

Basic earnings per share	$0.39	$0.59	$(0.20)	(33.9)

Diluted earnings per share	$0.39	$0.59	$(0.20)	(33.9)

(1)	The 2008 figures include the results of the DM&E on an equity pickup basis through October 29, 2008 and on a fully consolidated basis after that date including the first quarter of 2009.

(2)	Certain 2008 figures have been restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to a pre-operating period of a facility rather than recording them as assets.

Summary of Rail Data (Page 2)
Reconciliation of GAAP earnings to non-GAAP earnings

	First Quarter
	2009	2008 (1) (2)	Fav/(Unfav)%

Financial (millions)

Net income	$62.5	$90.7	$(28.2)	(31.1)

Foreign exchange (gains) losses on long-term debt (FX on LTD)
FX on LTD	0.2	16.3	16.1	—
Income tax (recovery) expense on FX on LTD (3)	(8.6)	(5.7)	2.9	—

FX on LTD (net of tax)	(8.4)	10.6	19.0	—

Other specified items
Loss in fair value of Canadian third party asset-backed commercial paper (ABCP)	—	21.3	21.3	—
Income tax (recovery) expense on loss in fair value of ABCP	—	(6.3)	(6.3)	—

Loss in fair value of ABCP (net of tax)	—	15.0	15.0	—

Income before foreign exchange (gains) losses on long-term debt and other specified items (4)	$54.1	$116.3	$(62.2)	(53.5)

Earnings per share (EPS)
Diluted EPS, as determined by GAAP	$0.39	$0.59	$(0.20)	(33.9)
Diluted EPS, related to FX on LTD, net of tax (4)	(0.05)	0.06	(0.11)	(183.3)
Diluted EPS, related to other specified items, net of tax (4)	—	0.10	(0.10)	(100.0)

Diluted EPS, before FX on LTD and other specified items (4)	$0.34	$0.75	$(0.41)	(54.7)

Operating ratio (4) (5) (%)	87.0	82.7	(4.3)	—

Shares Outstanding

Weighted average number of shares outstanding (millions)	160.9	153.5	7.4	4.8
Weighted average number of diluted shares outstanding (millions)	161.2	154.8	6.4	4.1

Foreign Exchange

Average foreign exchange rate (US$/Canadian$)	0.807	1.007	(0.200)	(19.9)
Average foreign exchange rate (Canadian$/US$)	1.239	0.993	0.246	24.8

(1)	The 2008 figures include the results of the DM&E on an equity pickup basis through October 29, 2008 and on a fully consolidated basis after that date including the first quarter of 2009.

(2)	Certain 2008 figures have been restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to a pre-operating period of a facility rather than recording them as assets.

(3)	Income tax on FX on LTD is discussed in the MD&A in the “Other Income Statement Items” section — “Income Taxes”.

(4)	These earnings measures have no standardized meanings prescribed by GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.

(5)	Operating ratio is the percentage derived by dividing operating expenses by total revenues.

Summary of Rail Data (Page 3)
Pro forma Basis Including DM&E in 2008 (1)

	First Quarter
		2008 (1) (2) (3)
	2009	Pro forma	Fav/(Unfav)%

Financial (millions, except per share data)

Revenues
Freight revenue	$1,050.2	$1,202.2	$(152.0)	(12.6)
Other revenue	20.5	23.0	(2.5)	(10.9)

	1,070.7	1,225.2	(154.5)	(12.6)

Operating expenses
Compensation and benefits	340.9	348.1	7.2	2.1
Fuel	171.0	244.4	73.4	30.0
Materials	68.8	69.6	0.8	1.1
Equipment rents	53.7	49.5	(4.2)	(8.5)
Depreciation and amortization	132.4	130.2	(2.2)	(1.7)
Purchased services and other	164.5	167.5	3.0	1.8

	931.3	1,009.3	78.0	7.7

Operating income (3) (4)	139.4	215.9	(76.5)	(35.4)

Other charges	7.5	6.7	(0.8)	(11.9)
Net interest expense	72.4	59.3	(13.1)	(22.1)
Income tax expense before foreign exchange losses on long-term debt and other specified items (3)	5.4	33.6	28.2	83.9

Income before foreign exchange losses on long-term debt and other specified items (3)	$54.1	$116.3	$(62.2)	(53.5)

Operating ratio (3) (5) (%)	87.0	82.4	(4.6)	—

Diluted EPS, before FX on LTD and other specified items (3)	$0.34	$0.75	$(0.41)	(54.7)

(1)	Pro forma basis redistributes DM&E equity income to a line-by-line consolidation of DM&E results for the first quarter 2008.

(2)	Certain 2008 figures have been restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to a pre-operating period of a facility rather than recording them as assets.

(3)	These earnings measures have no standardized meanings prescribed by GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.

(4)	Operating income is a non-GAAP term, which represents “revenue less operating expenses”.

(5)	Operating ratio is the percentage derived by dividing operating expenses by total revenues.

Summary of Rail Data (Page 4)
Pro forma Basis for Comparative Purposes only (1)

	First Quarter
		2008 (1) (2)
	2009	Pro forma	Fav/(Unfav)%

Commodity Data

Freight Revenues (millions)
- Grain	$285.7	$260.3	$25.4	9.8
- Coal	116.4	143.9	(27.5)	(19.1)
- Sulphur and fertilizers	74.5	133.1	(58.6)	(44.0)
- Forest products	44.6	60.8	(16.2)	(26.6)
- Industrial and consumer products	199.5	207.2	(7.7)	(3.7)
- Automotive	51.7	73.2	(21.5)	(29.4)
- Intermodal	277.8	323.7	(45.9)	(14.2)

Total Freight Revenues	$1,050.2	$1,202.2	$(152.0)	(12.6)

Millions of Revenue Ton-Miles (RTM)
- Grain	8,528	8,338	190	2.3
- Coal	3,832	5,182	(1,350)	(26.1)
- Sulphur and fertilizers	2,180	5,474	(3,294)	(60.2)
- Forest products	1,064	1,601	(537)	(33.5)
- Industrial and consumer products	4,350	5,300	(950)	(17.9)
- Automotive	363	551	(188)	(34.1)
- Intermodal	5,608	6,968	(1,360)	(19.5)

Total RTMs	25,925	33,414	(7,489)	(22.4)

Freight Revenue per RTM (cents)
- Grain	3.35	3.12	0.23	7.4
- Coal	3.04	2.78	0.26	9.4
- Sulphur and fertilizers	3.42	2.43	0.99	40.7
- Forest products	4.19	3.80	0.39	10.3
- Industrial and consumer products	4.59	3.91	0.68	17.4
- Automotive	14.24	13.28	0.96	7.2
- Intermodal	4.95	4.65	0.30	6.5

Freight Revenue per RTM	4.05	3.60	0.45	12.5

Carloads (thousands)
- Grain	111.5	114.8	(3.3)	(2.9)
- Coal	70.8	75.5	(4.7)	(6.2)
- Sulphur and fertilizers	24.9	53.2	(28.3)	(53.2)
- Forest products	17.5	26.2	(8.7)	(33.2)
- Industrial and consumer products	86.6	104.7	(18.1)	(17.3)
- Automotive	21.0	36.6	(15.6)	(42.6)
- Intermodal	244.0	296.7	(52.7)	(17.8)

Total Carloads	576.3	707.7	(131.4)	(18.6)

Freight Revenue per Carload
- Grain	$2,562	$2,267	$295	13.0
- Coal	1,644	1,906	(262)	(13.7)
- Sulphur and fertilizers	2,992	2,502	490	19.6
- Forest products	2,549	2,321	228	9.8
- Industrial and consumer products	2,304	1,979	325	16.4
- Automotive	2,462	2,000	462	23.1
- Intermodal	1,139	1,091	48	4.4

Freight Revenue per Carload	$1,822	$1,699	$123	7.2

(1)	Pro forma basis redistributes DM&E equity income to a line-by-line consolidation of DM&E results for the first quarter 2008.

(2)	These earnings measures have no standardized meanings prescribed by GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.

Summary of Rail Data (Page 5)

	First Quarter
	2009	2008 (1) (2) (3)	Fav/(Unfav)%

Operations Performance

Pro forma Consolidated Data including DM&E (1)

Total operating expenses per GTM (cents) (4)	1.83	1.60	(0.23)	(14.4)

Freight gross ton-miles (GTM) (millions)	50,881	62,896	(12,015)	(19.1)
Train miles (000)	8,883	10,979	(2,096)	(19.1)

Average number of active employees — total	15,051	16,050	999	6.2
Average number of active employees — expense	14,384	15,256	872	5.7

Number of employees at end of period — total	14,970	16,305	1,335	8.2
Number of employees at end of period — expense	14,125	15,277	1,152	7.5

U.S. gallons of locomotive fuel per 1,000 GTMs — freight & yard	1.34	1.30	(0.04)	(3.1)
U.S. gallons of locomotive fuel consumed — total (millions) (5)	67.7	81.3	13.6	16.7
Average fuel price (U.S. dollars per U.S. gallon)	2.04	3.02	0.98	32.5

Fluidity Data (excluding DM&E)

Average terminal dwell — AAR definition (hours)	23.2	24.1	0.9	3.7
Average train speed — AAR definition (mph)	25.0	23.4	1.6	6.8
Car miles per car day	139.6	138.3	1.3	0.9
Average daily active cars on-line (000)	48.8	57.2	8.4	14.7
Average daily active road locomotives on-line	833	1,021	188	18.4

Safety

FRA personal injuries per 200,000 employee-hours (CP only)	1.65	1.38	(0.27)	(19.6)
FRA train accidents per million train-miles (CP only)	1.71	2.37	0.66	27.8
FRA personal injuries per 200,000 employee-hours (DM&E only)	2.14	3.75	1.61	42.9
FRA train accidents per million train-miles (DM&E only)	6.77	7.31	0.54	7.4

(1)	Pro forma basis redistributes DM&E equity income to a line-by-line consolidation of DM&E results for the first quarter 2008.

(2)	Certain 2008 figures have been restated for the adoption of CICA accounting standard 3064, which requires the expensing of certain expenditures related to a pre-operating period of a facility rather than recording them as assets.

(3)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.

(4)	The pro forma total operating expenses per GTM for 2008 is a non-GAAP measure. See note on non-GAAP earnings measures attached to commentary.

(5)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.